Blount International, Inc.
Blount, Inc.
4909 SE International Way
Portland, Oregon 97222-4679
Telephone: (503) 653-8881

U.S. Securities and Exchange Commission                                  May 10, 2006
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Brigitte Lippmann

Re:	Blount International, Inc. Blount, Inc.
Registration Statement on Form S-3
Registration No. 333-132024

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Blount International, Inc. and Blount, Inc. respectfully request that the effective date of the Registration Statement on Form S-3, as amended, bearing Registration No. 333-132024, be accelerated so that it will become effective on May 11, 2006, or as soon thereafter as possible. The undersigned registrants hereby confirm that they are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in such Registration Statement.

      As soon as the Securities and Exchange Commission has declared such Registration Statement effective, please call Daniel O’Shea at Cravath, Swaine & Moore LLP at (212) 474-1792, and then send written confirmation to the addresses listed on the cover of the Registration Statement.

[Signature pages to follow]

BLOUNT INTERNATIONAL, INC.,
by
/s/ Calvin E. Jenness
Name: Calvin E. Jenness
Title: Senior Vice President and Chief Financial Officer

BLOUNT, INC.,
by
/s/ Calvin E. Jenness
Name: Calvin E. Jenness
Title: Senior Vice President and Chief Financial Officer

cc:   Ms. Jennifer Hardy, Branch Chief, SEC Division of Corporation Finance
Mr. Daniel O’Shea, Cravath, Swaine & Moore LLP